UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Registrant” or “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders to be held on November 29, 2023, describing the proposal to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii.	A Proxy Card whereby holders of Company’s shares may vote at the Special General Meeting of Shareholders without attending in person.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File No. 333-260878) and Form F-3 (File No. 333-259826).

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy statement for the Special General Meeting of Shareholders of the Company to be held on November 29, 2023.
99.2	Proxy card for the Special General Meeting of Shareholders of the Company to be held on November 29, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

October 24, 2023	By:	/s/ Ayala Berler Shapira
Ayala Berler Shapira
General Counsel

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